SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 16, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations Tel. +41-44-234 85 00

www.ubs.com

16 October 2008
Media release
UBS further materially de-risks balance sheet through transaction with Swiss National Bank
UBS to raise CHF 6 billion of new capital through mandatory convertible notes, fully placed with Swiss Confederation
The Swiss National Bank (SNB) and UBS have reached an agreement to transfer up to USD 60 billion of currently illiquid securities and other assets from UBS’s balance sheet to a separate fund entity.
With this transaction, UBS caps future potential losses from these assets, secures their long-term funding, reduces its risk-weighted assets, and materially de-risks and reduces its balance sheet.
This transaction allows the SNB and shareholders of UBS to participate in the recovery potential of the entity’s assets once the loan is fully repaid.
The solution significantly reduces the uncertainty for UBS shareholders and clients and contributes to the stability of the financial system by ensuring an orderly sale of these assets.
The fund will be capitalized with up to USD 6 billion of equity capital provided by UBS and a non-recourse loan in the maximum amount of USD 54 billion provided to the fund by the SNB. The entity will be controlled by the SNB. UBS will sell its equity interests to SNB for USD 1 and will have an option to repurchase the equity once the loan is fully repaid for a purchase price of USD 1 billion plus half of the equity value exceeding USD 1 billion.
To fund its equity contribution, and at the same time maintain its strong capital position, UBS can raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCN). The MCN has been fully placed with the Swiss Confederation.

Media Relations 16 October 2008 Page 2 of 7
Zurich/Basel, 16 October 2008 – The Swiss National Bank and UBS announce today a comprehensive solution to materially de-risk and reduce UBS’s balance sheet.
Peter Kurer, Chairman of UBS said, “In these turbulent times we want to ensure that we do everything possible to safeguard the solidity of our bank. We are taking practical steps to eliminate legacy risks. We thank the Swiss Government and the Swiss National Bank for their willingness to develop a commercial solution under economic terms that will support both the stability of the Swiss financial system and UBS. Their efforts and decisiveness to act swiftly demonstrates the professionalism of the Swiss financial centre, to which we are deeply committed”.
Marcel Rohner, Group CEO said, “This transaction gives comfort in UBS’s future. The extremely difficult market environment led us to accelerate our risk reduction with a definitive move. Our aim is to protect our clients from the impact of the crisis to the fullest extent possible and to provide our shareholders an opportunity to renew their confidence in the bank. Our shareholders have borne the losses from this crisis. They now have the certainty that our risks related to these distressed assets have been substantially removed while still participating in the recovery of these assets”.
Up to USD 60 billion in assets to be transferred to new entity, fully owned and controlled by SNB
Based on an agreement with the SNB, UBS will transfer up to USD 60 billion of assets to a newly created fund entity. UBS will capitalize the fund with equity of up to USD 6 billion.
The SNB will finance the fund with a loan of up to USD 54 billion, secured on the assets of the fund. At the time it grants the loan, the SNB will take over control and ownership of the entity by purchasing the equity for a nominal price of USD 1. The loan will be non-recourse to UBS, assuming no change of control of UBS and will be priced at LIBOR plus 250 basis points. It will mature in eight years, but the maturity may be extended to 10 or 12 years.
The USD 6 billion equity will absorb any potential realized losses up to this amount.
The purpose of the fund is to ensure an orderly financing and liquidation of securities that are currently illiquid as well as other assets from UBS’s balance sheet over the long-term.
The assets transferred into the fund include around USD 31 billion (as per valuation at 30 September 2008) of primarily cash securities, previously disclosed in these categories:
•	US sub-prime

•	US Alt-A

Media Relations 16 October 2008 Page 3 of 7
•	US prime

•	US commercial real estate and mortgage-backed securities

•	US student loan auction rate certificates and other securities backed by student loans

•	US reference-linked note program (RLN) [1]
At completion of the transaction, UBS’s net exposure in these risk categories will be reduced to nearly zero (compared to USD 44.2 billion on 30 June 2008), with residual long positions held by UBS in these asset classes hedged through existing short positions, including credit protection embedded in the RLN programs.
UBS will also transfer additional, mainly non-US debt instruments with a total net value of USD 18 billion to the fund – a wide range of securities backed by a variety of asset classes. The inclusion of these positions follows UBS’s decision to downsize its securitization business and provides a better diversification of the fund’s portfolio.
The transfer of the USD 49 billion of assets will take place over the coming months, during fourth quarter 2008 or first quarter 2009, but will be priced at valuations as of 30 September 2008. These prices will be verified by independent third parties and potential differences will be recorded in the bank’s income statement.
UBS will have the right to transfer up to an additional USD 9 billion of assets into the fund at a later stage. These include up to USD 5 billion of student loan auction rate securities the bank may buy back from clients as part of the recent settlements and up to USD 3.5 billion of positions which may become unhedged in the event of commutation of the credit protection contracts with one or more monoline insurers. 2
UBS will act as the investment manager of the fund, overseen by a board controlled by the SNB. The oversight board will approve specified matters including certain major transactions and changes in investment guidelines. It will also be empowered to change the investment manager.
As part of this transaction, UBS has been granted the option to buy back the equity of the entity, once the loan is fully repaid, by paying the SNB USD 1 billion plus 50% of the amount by which the equity value at the time of exercise exceeds that amount. Any remaining equity up to USD 1 billion will go to the SNB and UBS will participate in 50% of the equity value exceeding USD 1 billion. The option will be carried on UBS’s balance sheet at its fair value.
If – over the life of the transaction – the fund equity declines in value, the SNB will be able to participate in some manner in the appreciation of the UBS share price. The arrangement will be based on no more than 100 million UBS shares and will be further defined early next year.

1 The US reference-linked program will continue to be operated by UBS.
2 The difference between the maximum facility size of USD 60 billion and the total amount of securities described above resulted from asset sales and write-downs from mid September to the 30 September valuation date.

Media Relations 16 October 2008 Page 4 of 7
The transaction will result in a significant reduction in UBS’s risk-weighted assets and its balance sheet total. The impact of the transaction and related capital measures will be shown in the fourth quarter results separately from the operating performance. On a preliminary basis, UBS estimates that the transaction will result in a charge against earnings of approximately CHF 4 billion. These impacts would produce a year-end Tier 1 ratio of approximately 11.5%, before any other fourth quarter effects.
UBS to raise CHF 6 billion of new capital to fund entity
UBS will raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCN). This will allow the bank to retain a strong Tier 1 capital ratio, even after providing the equity to the newly established entity. The MCN has been fully placed with the Swiss Confederation. The Swiss Confederation reserves the right to reduce part or all of its investment by transferring the MCN to third party investors.
The MCN issue is subject to approval by UBS shareholders who will vote on the creation of the required conditional capital underlying the MCN at an extraordinary general meeting (EGM) to be held in late November 2008. The MCN will count as Tier 1 capital for BIS capital adequacy purposes following EGM approval. Issuance of the MCN is expected to take place five business days after the EGM.
The MCN will pay a coupon of 12.5% until conversion into UBS registered shares, which must take place no later than 30 months after issuance.
The MCN will have a minimum conversion price corresponding to the reference price and a maximum conversion price set at 117% of the reference price.
The reference price of the MCN will be determined as the lower of:
–	the volume-weighted average price (VWAP) of UBS shares on SWX Europe on the trading day preceding this announcement (CHF 20.24 on 15 October 2008), and

–	the average of the daily VWAP on each of the three trading days ending on the day before the EGM.
However, in no case will the reference price be less than CHF 18.21, or 90% of the VWAP of 15 October, 2008.
Upon conversion of the MCN, the Swiss Confederation will hold approximately 9.3% of UBS’s share capital, on the basis of currently outstanding shares and assuming conversion of the mandatory convertible notes issued in March 2008.
A summary of the terms and conditions of the MCN can be found at www.ubs.com/media. UBS shareholders will be provided with more details on the proposed transactions together with the invitation to the EGM.

Media Relations 16 October 2008 Page 5 of 7
Update on third quarter results
In line with the pre-announcement on 2 October, UBS recorded a small net profit attributable to its shareholders of CHF 296 million for third quarter 2008.
Estimated third quarter results by division are:
•	Global Wealth Management & Business Banking’s profit before tax rose 66% from second quarter 2008 to CHF 1,862 million. The previous quarter, however, included a provision of CHF 919 million for the expected costs of the repurchase of auction rate securities and related costs, including fines.

•	Global Asset Management’s pre-tax profit was CHF 414 million, up 18% from the previous quarter. This includes an extraordinary gain of approximately CHF 168 million from the previously announced disposal of Adams Street Partners.

•	The Investment Bank’s pre-tax result was negative CHF 2,748 million, compared to a loss of CHF 5,233 million in the second quarter. As credit spreads widened in the third quarter, the Investment Bank recorded gains of CHF 2,207 million on own credit (compared to CHF 122 million in second quarter). Disclosed concentrated risk positions were significantly reduced by USD 13.5 billion, mainly through the sale of assets. Writedowns and losses on those disclosed positions totaled USD 4.4 billion (compared to USD 5.1 billion in second quarter), recorded in the Investment Bank’s Fixed Income, Currencies and Commodities (FICC) business. Revenues were down across businesses, in line with prevailing market conditions.
Corporate Center recorded a pre-tax loss of CHF 7 million (CHF 330 million in second quarter).
Group results in third quarter include a tax credit of CHF 912 million.
Costs were again reduced across the bank, with cuts in discretionary spending and lower personnel expenses, reflecting lower staff levels and a decrease in bonus accruals in line with business performance.
During third quarter, UBS reduced its balance sheet by around CHF 80 billion to CHF 1,997 billion. UBS’s total BIS capital ratio on 30 September was estimated at 14.8% and its Tier 1 ratio at approximately 10.8%, compared to 15.7% and 11.6% respectively at the end of June.
Wealth Management & Business Banking invested assets were CHF 1,932 billion. The division recorded net new money of negative CHF 49.3 billion in the third quarter, with a significant part of the outflow taking place in the last few weeks of the quarter. Global Asset Management invested assets were CHF 708 billion with net new money negative 34.4 billion.

Media Relations 16 October 2008 Page 6 of 7
With today’s measures, in addition to its earlier steps, UBS is confident that it has created the conditions necessary to reverse the outflow of client assets.
UBS’s concentrated risk positions were reduced substantially during the quarter. The table below shows on a pro forma basis the impact of the announced transaction on these positions.
Risk positions: UBS net exposures

	As of		After transfer
in USD billion	30.06.2008	30.09.2008	into fund

US Subprime	6.7	5.2	-0.7
US Alt-A	6.4	2.3	-0.2
US Prime	6.1	2.3	0.4
US RLN Program	7.8	7.2	1.4
Commercial Real Estate	8.2	6.4	-0.2
Student Loans	9.0	8.4	0.0

Positions affected by transfer into fund	44.2	31.8	0.7

Monoline	4.0	4.3	4.3
Leveraged Finance	6.1	4.7	4.7

Total	54.3	40.8	9.7

In line with the recently announced re-positioning of the Investment Bank, UBS will continue to manage capital and resources carefully and diligently.
More detailed third quarter results will be disclosed on 4 November 2008, as planned.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. UBS is a leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 75,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 16 October 2008 Page 7 of 7
Caution regarding forward looking statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of the transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis and their affect on the remaining net and gross exposures to be held by UBS following the transactions described herein, (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plan and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the possible imposition of new or more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; 333-150143 and 333-153882) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: October 16, 2008